UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ◻ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Releases

On June 25, 2024, MEDIROM Healthcare Technologies Inc. (the “Company”) is issuing a press release announcing its major Key Performance Indicators, or KPIs, updated for the month of May 2024. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

In addition, on June 25, 2024, the Company is issuing a press release announcing the filing of its Annual Report on Form 20-F for the year ended December 31, 2023 and certain financial results for such year. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.2.

The press releases furnished in this report as Exhibits 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated June 25, 2024, regarding the Company’s major KPIs, updated for May 2024
99.2	Press release of the Company, dated June 25, 2024, regarding the Company’s filing of its Annual Report on Form 20-F and financial results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Date: June 25, 2024	By:	/s/ Fumitoshi Fujiwara
		Name:	Fumitoshi Fujiwara
		Title:	Chief Financial Officer